Exhibit 99.1

Telesat Reports Results for the Quarter and Twelve Months Ended December 31, 2024

OTTAWA, CANADA — March 27, 2025 — Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and twelve-month periods ended December 31, 2024. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“Telesat achieved a great deal in 2024 and I’m pleased with our financial performance and, more importantly in terms of our future, the tremendous progress we made in moving Telesat Lightspeed, our advanced Low Earth Orbit (LEO) satellite program, forward,” commented Dan Goldberg, Telesat’s President and CEO. “Our financial results reflect our continued disciplined execution, delivering revenue and Adjusted EBITDA1 above our 2024 guidance as well as industry-leading Adjusted EBITDA margins1, a substantial GEO backlog2 of $1.1 billion, and significant cash flow.”

Goldberg added: “Certainly the biggest development for Telesat last year was concluding our agreements with the Governments of Canada and Quebec for $2.54 billion in loan financing for Telesat Lightspeed. The Governments of Canada and Quebec see strong benefits associated with Telesat Lightspeed given the substantial investment, high quality job creation, and intellectual property development taking place in Canada as well as Telesat Lightspeed’s ability to bridge the digital divide and advance important sovereignty and security objectives of Canada and its allies, including in the Arctic. The Telesat Lightspeed program is making strong progress, with the successful completion of the Preliminary Design Review in December an important milestone in the development process. Our recent announcement of strategic partnerships with Space Norway, Orange, and ADN Telecom are evidence of the strong interest we’re seeing from customers for Telesat Lightspeed services.”

Goldberg noted: “For 2025, our guidance reflects our expectation of continued reduction in revenues from our North American direct-to-home (DTH) satellite video customers due to the full year impact of reductions from the Nimiq 5 renewal secured with Dish last year as well as the Anik F2 and F3 satellites reaching the end of their station-kept lives. In addition, we anticipate reduced revenues from customers in the maritime and, to a lesser extent, aero markets, principally due to LEO competition; from an Indonesian government-supported rural broadband program due to services moving to a new Indonesian satellite; from reduced LEO consulting and demonstration projects for certain U.S. government agencies; and from the impact of the sale of our wholly-owned Infosat subsidiary last fall. At the same time, we expect meaningful increases in Telesat Lightspeed operating expenditures and continued capital investment as we execute the program. The reduction in revenue and increase in operating expenditures are expected to result in a substantial decrease in consolidated Adjusted EBITDA1 relative to 2024, down 53% at the mid-point of our 2025 guidance range. Our emphasis this year will be on focused execution in our GEO business to mitigate the anticipated revenue declines, building and commercializing Telesat Lightspeed, and refinancing our restricted group debt.”

Goldberg concluded: “I also want to highlight the decision by Andrew Browne, our CFO, to retire later this year after more than five years at Telesat and over forty years in the computer chip and satellite communications industries. We are initiating a search for a successor and Andrew will ensure a smooth transition and handover. Andrew is a consummate professional and a great colleague and friend. On behalf of the Telesat team and our Board of Directors, I thank Andrew for all of his outstanding contributions and wish him the very best as he readies to take this very well-deserved next step.”

For the year ended December 31, 2024, Telesat reported consolidated revenue of $571 million, a decrease of 19% ($133 million) compared to the prior year. When adjusted for changes in foreign exchange rates, revenue declined 20% ($138 million) compared to 2023. The decrease was due to rate and capacity reductions by our North American DTH customers combined with lower enterprise revenues from customers in the aero and maritime markets, Latin America, and the Canadian and United States governments.

Operating expenses for the full year 2024 were $208 million, an increase of 2% ($3 million) from 2023. When adjusted for changes in foreign exchange rates, operating expenses increased by 2% ($5 million) compared to 2023. The increase was primarily due to higher wages and benefits in LEO, higher professional fees in LEO and GEO, and higher bad debt expense in GEO, offset by lower compensation expense in GEO, higher capitalized engineering in LEO, and lower equipment sales in GEO.

Adjusted EBITDA1 for the full-year 2024 was $384 million, a decrease of 28% ($150 million) or, when adjusted for foreign exchange rates, a decrease of 29% ($156 million). The Adjusted EBITDA margin1 was 67.2%, compared to 75.8% in the same period in 2023. The GEO segment Adjusted EBITDA margin, which excludes Telesat Lightspeed investment, was 80%, down from 83.2% in 2023.

For the year ended December 31, 2024, Telesat had a net loss of $302 million compared to net income of $583 million for the prior year. The negative variation of $886 million was principally due to the impact of shifts in foreign exchange rates on the Canadian dollar value of our U.S. dollar denominated debt, the recognition of C-band proceeds in 2023, higher impairment charges on our orbital slots and certain satellites, and reduced revenue.

For the quarter ended December 31, 2024, Telesat reported consolidated revenue of $128 million, a decrease of 23% ($38 million) compared to the same period in 2023. The decrease was primarily due to a rate and capacity reduction on the Nimiq 5 Dish contract renewal, lower enterprise revenues, and the sale of the company’s Infosat business.

Operating expenses for the quarter were $58 million, an increase of 17% ($9 million) from the same period in 2023. The increase was primarily due to higher compensation costs for LEO, partially offset by higher capitalized engineering expense.

Adjusted EBITDA1 for the quarter was $73 million, a decrease of 40% ($50 million). The Adjusted EBITDA margin1 was 57.4%, compared to 74.3% in the same period in 2023. The GEO segment Adjusted EBITDA margin, which excludes Telesat Lightspeed investment, was 78%, compared to 82.2% in the same period of 2023.

Telesat net loss for the quarter was $447 million compared to net income of $39 million for the same period in the prior year, with the variation principally due to the impact of shifts in foreign exchange rates on the Canadian dollar value of our U.S. dollar denominated debt and higher impairment charges on our orbital slots and satellites.

Business Highlights

•        Government of Canada and Government of Quebec Financing:

–       On September 13, 2024, Telesat announced that Telesat LEO Inc. (a wholly-owned unrestricted subsidiary) had completed funding agreements with the Government of Canada and the Government of Quebec for $2.54 billion in loans to support the Telesat Lightspeed project.

–       On December 13, 2024, Telesat made the first request for funds under the funding agreement, and the funds were received in January 2025.

•        Telesat Lightspeed Construction Process:

–       On December 4, 2024, Telesat and MDA Space announced the successful completion of the spacecraft Preliminary Design Review, an important milestone in the Telesat Lightspeed program.

•        At December 31, 2024:

–       Telesat had contracted backlog2 for future services of approximately $1.1 billion (excluding commitments associated with Telesat Lightspeed).

–       Fleet utilization was 72%.

•        Debt Repurchase:

–       Telesat repurchased US$262 million of debt for an aggregate price of US$119 million (including US$5 million in accrued interest). Combined with the debt repurchases completed in 2022 and 2023, Telesat has repurchased a cumulative principal amount of US$849 million for an aggregate cost of US$459 million (including US$12 million in accrued interest).

•        CFO Andrew Browne Retirement:

–       Telesat CFO Andrew Browne has announced plans to retire later this year. Telesat is initiating a search process to identify its next Chief Financial Officer. Mr. Browne will continue as Chief Financial Officer until a successor is appointed and will assist with the process to allow for a seamless transition.

2025 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.42)

For 2025, Telesat expects full year:

•        Revenues to be between $405 million and $425 million;

•        Adjusted EBITDA1 to be between $170 million and $190 million on a consolidated basis. This reflects LEO operating expenses of between $110 million and $120 million, an increase from 2024 of between $38 million and $48 million; and

•        Capital expenditures (including both cash paid and accrued) to be in the range of $900 million to $1,100 million, virtually all of which is related to Telesat Lightspeed.

Telesat’s annual report on Form 20-F for the year ended December 31, 2024, has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Thursday, March 27, 2025, at 10:30 a.m. EDT to discuss its financial results for the quarter and year ended December 31, 2024. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 952 5114. Callers outside of North America should dial +1 416 406 0743. The access code is 1687079 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/vurym2t3. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 27, 2025 until 11:59 p.m. EDT on April 10, 2025. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 1380193 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Contacts:

Investor Relations

James Ratcliffe
+1 613 748 8424
ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2024 and the growth opportunities of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “on track,” “believe,” “opportunity,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising or prolonged elevated interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation, the timing of any such deployment, Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation, technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains, competition with other LEO systems, deployed, and to be deployed; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2024, that was filed on March 27, 2025, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation
Consolidated Statements of Income (Loss)
For the periods ended December 31

(in thousands of Canadian dollars, except per share amounts)	Three months		Twelve months
	2024	2023	2024	2023
Revenue	$127,995	$165,901	$571,044	$704,161
Operating expenses	(58,437)	(49,901)	(207,767)	(204,552)
Depreciation	(27,002)	(42,602)	(127,274)	(182,669)
Amortization	(2,899)	(3,166)	(11,337)	(13,093)
Other operating gains (losses), net	(267,185)	(79,900)	(264,931)	264,999
Operating income	(227,528)	(9,668)	(40,265)	568,846
Interest expense	(57,942)	(65,179)	(243,757)	(270,350)
Gain on repurchase of debt	8,803	8,618	202,493	230,080
Interest and other income	(33,719)	17,768	23,314	66,532
Gain (loss) on changes in fair value of financial instruments	(12,761)	—	(12,761)	—
Gain (loss) on foreign exchange	(177,312)	77,577	(244,527)	77,758
Income (loss) before income taxes	(500,459)	29,116	(315,503)	672,866
Tax (expense) recovery	53,229	10,224	13,037	(89,596)
Net income (loss)	$(447,230)	$39,340	$(302,466)	$583,270

Net income (loss) attributable to:
Telesat Corporation shareholders	$(126,311)	$10,465	$(87,720)	$157,118
Non-controlling interest	(320,919)	28,875	(214,746)	426,152
	$(447,230)	$39,340	$(302,466)	$583,270

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(8.97)	$0.77	$(6.29)	$11.71
Diluted	$(8.97)	$0.74	$(6.29)	$11.29

Total Weighted Average Common Shares Outstanding
Basic	14,083,702	13,602,952	13,937,443	13,417,290
Diluted	14,083,702	15,679,834	13,937,443	15,288,221

Telesat Corporation
Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	$552,064	$1,669,089
Trade and other receivables	158,930	78,289
Other current financial assets	565	631
Current income tax recoverable	29,253	16,510
Prepaid expenses and other current assets	280,460	52,169
Total current assets	1,021,272	1,816,688
Satellites, property and other equipment	2,277,143	1,260,298
Deferred tax assets	3,059	2,954
Other long-term financial assets	9,767	6,633
Long-term income tax recoverable	6,993	7,497
Other long-term assets	516,507	79,939
Intangible assets	497,466	692,756
Goodwill	2,612,972	2,446,603
Total assets	$6,945,179	$6,313,368

Liabilities
Trade and other payables	$158,276	$43,626
Other current financial liabilities	26,483	29,061
Income taxes payable	5,913	1,921
Other current liabilities	65,906	63,119
Total current liabilities	256,578	137,727
Long-term indebtedness	3,096,615	3,197,019
Deferred tax liabilities	175,544	235,247
Other long-term financial liabilities	630,556	14,938
Other long-term liabilities	289,181	329,454
Total liabilities	4,448,474	3,914,385

Shareholders’ Equity
Share capital	59,082	51,252
Accumulated earnings	467,333	534,058
Reserves	183,865	76,608
Total Telesat Corporation shareholders’ equity	710,280	661,918
Non-controlling interest	1,786,425	1,737,065
Total shareholders’ equity	2,496,705	2,398,983
Total liabilities and shareholders’ equity	$6,945,179	$6,313,368

Telesat Corporation
Consolidated Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	2024	2023
Cash flows from operating activities
Net income (loss)	$(302,466)	$583,270
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	127,274	182,669
Amortization	11,337	13,093
Tax expense (recovery)	(13,037)	89,596
Interest expense	243,757	270,350
Interest income	(65,996)	(63,838)
(Gain) loss on foreign exchange	244,527	(77,758)
(Gain) loss on changes in fair value of financial instruments	12,761	—
Share-based compensation	17,557	33,015
(Gain) loss on disposal of assets	534	(59)
Gain on disposal of subsidiaries	(2,620)	—
Gain on repurchase of debt	(202,493)	(230,080)
Impairment	267,017	79,740
Deferred revenue amortization	(58,044)	(59,337)
Pension expense	5,648	5,674
C-band clearing income	—	(344,892)
Non-cash other income (expense)	33,902	—
Other	7,511	2,958
Income taxes paid, net of income taxes received	(60,510)	(66,841)
Interest paid, net of interest received	(161,595)	(209,261)
Government grant received	2,520	972
Operating assets and liabilities	(45,120)	(39,212)
Net cash from operating activities	62,464	170,059
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(1,045,671)	(83,319)
Cash payments related to property and other equipment	(64,804)	(42,920)
Purchase of intangible assets	(52)	(13,267)
Net proceeds from disposal of subsidiaries	3,613	—
Government grant received	15,359	117
C-band clearing proceeds	—	351,438
Net cash (used in) generated from investing activities	(1,091,555)	212,049
Cash flows (used in) generated from financing activities
Repurchase of indebtedness	(155,903)	(344,014)
Payments of principal on lease liabilities	(2,422)	(2,171)
Satellite performance incentive payments	(4,572)	(6,385)
Proceeds from exercise of stock options	426	27
Tax withholdings on settlement of restricted share units	(7,732)	(3,198)
Net cash (used in) generated from financing activities	(170,203)	(355,741)
Effect of changes in exchange rates on cash and cash equivalents	82,269	(35,070)
Changes in cash and cash equivalents	(1,117,025)	(8,703)
Cash and cash equivalents, beginning of year	1,669,089	1,677,792
Cash and cash equivalents, end of year	$552,064	$1,669,089

Telesat’s Adjusted EBITDA margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in thousands of Canadian dollars) (unaudited)	2024	2023	2024	2023
Net income (loss)	$(447,230)	$39,340	$(302,466)	$583,270
Tax expense (recovery)	(53,229)	(10,224)	(13,037)	89,596
(Gain) loss on changes in fair value of financial instruments	12,761	—	12,761	—
(Gain) loss on foreign exchange	177,312	(77,577)	244,527	(77,758)
Interest and other income	33,719	(17,768)	(23,314)	(66,532)
Interest expense	57,942	65,179	243,757	270,350
Gain on repurchase of debt	(8,803)	(8,618)	(202,493)	(230,080)
Depreciation	27,002	42,602	127,274	182,669
Amortization	2,899	3,166	11,337	13,093
Other operating (gains) losses, net	267,185	79,900	264,931	(264,999)
Non-recurring compensation expenses(3)	838	385	2,903	1,078
Non-cash expense related to share-based compensation	3,053	6,949	17,557	33,015
Adjusted EBITDA	$73,449	$123,334	$383,737	$533,702

Revenue	$127,995	$165,901	$571,044	$704,161
Adjusted EBITDA Margin	57.4%	74.3%	67.2%	75.8%

End Notes

____________

1        Non-IFRS Accounting Standards Measures — Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

          Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

          Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

2        Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘backlog’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3        Includes severance payments and special compensation and benefits for executives and employees.